                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. 1 )*
                                        ---

                             Midisoft Corporation
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                 597 413 10 3
                         ----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 3 pages
CUSIP NO.  597 413 10 3
           ------------
                                     13G/A

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Raymond Bily
         ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)
                                                                          -----
         Not Applicable                                                 (b)
                                                                          -----
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
  NUMBER OF             12/31/94:  1,044,777
    SHARES              12/31/95:  1,065,159
              ------------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY               Not Applicable
    EACH
  REPORTING   ------------------------------------------------------------------
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH                12/31/94:  1,044,777
                        12/31/95:  1,065,159
              ------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                         Not Applicable
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12/31/94:  1,044,777
        12/31/95:  1,065,159
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *
         Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        12/31/94:  24.5%
        12/31/95:  22.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON *
         IN (Individual)
--------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 2 of 3 pages

This Amendment No. 1 is being filed to reflect the Reporting Person's share ownership as of December 31, 1994 and December 31, 1995, and shows that the Reporting Person's beneficial ownership of common stock (the "Common Stock") of Midisoft Corporation (the "Issuer") has decreased from 35.2% on December 31, 1993 to 24.5% on December 31, 1994 and 22.8% on December 31, 1995. The
change in the Reporting Person's beneficial ownership reflects the fact that Midisoft has issued shares to other parties during this period. The Reporting Person sold 10,000 shares in September 1994. As of December 31, 1995, the Reporting Person also has options for 122,292 shares, 20,382 of which were then currently exercisable and exercisable within 60 days.

ITEM 1(a).  NAME OF ISSUER:
         Midisoft Corporation
ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         1605 NW Sammamish Rd., Suite 205, Issaquah, WA  98027
ITEM 2(a).  NAME OF PERSON FILING:
         Raymond Bily
ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         15513 NE 52nd Street
         Redmond, WA 98052
ITEM 2(c).  CITIZENSHIP:
         USA
ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
         See cover page
ITEM 2(e).  CUSIP NUMBER:
         See cover page
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
    On September 14, 1994, the Reporting Person sold 10,000 shares on the open market with total proceeds to him of $137,500 (before deducting expenses).
    Directors and employees are granted options to purchase shares of Common Stock at a price equal to the fair market value of the Common Stock on date of grant. As of December 31, 1995, the Reporting Person held options to purchase a total of 122,292 shares of Common Stock pursuant to such grants, of which 20,382 were then currently exercisable and exercisable within 60 days at a price of $2.563 per share. Should the Reporting Person choose to exercise all or part of these options, he anticipates that he would use his personal funds.

ITEM 4. OWNERSHIP:
(a) As of December 31, 1995, the Reporting Person beneficially owned 22.8% (1,065,159) shares of the outstanding stock of the Issuer, which included 20,382 shares of Common Stock subject to purchase by the Reporting Person under options then currently exercisable and exercisable within 60 days. This percentage is computed based on the Reporting Person's knowledge of the stock records of the Issuer.
(b) As of December 31, 1995, the Reporting Person had the sole voting and investment power with respect to 1,044,777 shares of Common Stock. Should the Reporting Person exercise his options to purchase Common Stock, he will have the sole voting and investment power with respect to 1,065,159 shares of Common Stock.
(c) No change.

ITEM 5. NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The Reporting Person has no rights as a shareholder with respect to any shares represented by the options until he exercises the option and becomes a recordholder of the underlying shares, and he may not transfer, assign, pledge or hypothecate the options in any manner, other than by the law of descent and distribution.

ITEM 7.  NOT APPLICABLE
ITEM 8.  NOT APPLICABLE
ITEM 9.  NOT APPLICABLE

                                                               Page 3 of 3 pages



ITEM 10.  CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              December 24, 1996
                              -----------------
                                     Date

                               /S/ Raymond Bily
                              -----------------
                                   Signature